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April 27, 2018

VIA EDGAR AND HAND DELIVERY

Ms. Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4720
Washington, D.C. 20549

Re:          Kiniksa Pharmaceuticals, Ltd. Registration Statement on Form S-1 (CIK No. 0001730430)

Dear Ms. Hayes:

On behalf of Kiniksa Pharmaceuticals, Ltd. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2018 with respect to the first amendment to the Company’s draft Registration Statement on Form S-1 (the “Confidential Registration Statement”). This letter is being submitted together with the filing of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Confidential Registration Statement.

Prospectus Summary

Our Programs, page 1

1.                                                  Please expand your disclosure to briefly explain what you mean by “over 900 patient years of exposure” in relation to over 550 RA patients.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 109-110 of the Registration Statement.

License and Acquisition Agreements, page 118

2.                                                  Please revise your disclosure with respect to the Biogen and MedImmune agreements to disclose when the latest to expire patent is currently scheduled to expire, when regulatory exclusivity is scheduled to expire and disclose the specified anniversary of the first commercial sale.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the information with respect to the expiration of relevant patents and regulatory exclusivity requested by the Staff is subject to significant uncertainty. As a result, disclosure of such information would not meaningfully add to an understanding of the material terms of the Biogen or MedImmune agreements. As described in the Registration Statement, the payment terms under the Biogen and MedImmune agreements expire upon the latest to occur of expiration of the relevant patents, expiration of regulatory exclusivity and a specified anniversary of first commercial sale.

With respect to the expiration of the relevant patents, while the current expected patent expiration dates in some, but not all, jurisdictions are known to the Company, these expiration dates are subject to significant uncertainty due to the following factors: (1) the patents may be challenged, and accordingly, the relevant expiration dates could be shortened; (2) the Company intends to seek patent term extensions, the duration of some of which will depend on the date the relevant product candidate is approved; (3) the Company is continuing to file and prosecute patent applications related to the product candidates, and, as a result, the relevant expiration dates could be extended; and (4) while expiration dates are known in certain countries where patents have been issued, there are many countries in which pending patent applications subject to the agreements have not yet been issued and may never be issued.

With respect to regulatory exclusivity, while the Company has an initial view on its eligibility for, and the potential duration of, certain types of data, market and other regulatory exclusivities for the product candidates subject to the Biogen and MedImmune agreements, the actual expiration date of any such regulatory exclusivity is subject to significant uncertainty due to the following factors: (1) the regulatory exclusivity period is often based on the date a product candidate obtains regulatory approval, which is not currently known; (2) the type, scope and duration of such exclusivities will vary on a country-by-country basis depending on the jurisdictions in which a product candidate is approved; (3) the Company’s eligibility for regulatory exclusivity may depend in part on the indications for which it seeks regulatory approval of product candidates, and accordingly, may change over time; and (4) the laws and regulations governing regulatory exclusivity may change in various jurisdictions as the political focus on drug exclusivity increases or for other reasons.

Finally, with respect to the specified anniversary of first commercial sale, the Company has revised the disclosure on pages 105, 124 and 125 of the Registration Statement in response to the Staff’s comment.

For the reasons described above, the Company respectfully advises the Staff that disclosure of the information with respect to the expiration of relevant patents and regulatory exclusivity requested by the Staff would not be meaningful for investors in understanding the terms of the Biogen or MedImmune agreements. Such information is subject to significant uncertainty and any disclosure related to this information may potentially mislead investors if the actual timing is longer or shorter than the Company could disclose at this time.

If you have any questions regarding the foregoing responses or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:                Sanj K. Patel, Kiniksa Pharmaceuticals, Ltd.

Thomas Beetham, Kiniksa Pharmaceuticals, Ltd.

Johan V. Brigham, Latham & Watkins LLP

Stephen W. Ranere, Latham & Watkins LLP

Patrick O’Brien, Ropes & Gray LLP